January 13, 2025

Xiameng Ding
Chief Executive Officer
HCYC Holding Company
HCYC Group Company Limited
Suite 1008, 10/F., Ocean Centre, Harbour City,
5 Canton Road, Tsim Sha Tsui, Hong Kong

       Re: HCYC Holding Company
           HCYC Group Company Limited
           Amendment No. 2 to Registration Statement on Form F-4
           Filed December 20, 2024
           File No. 333-282624
Dear Xiameng Ding:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 9, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-4
General

1. We note your disclosure on pages F-19 and F-37 stating that you received a Nasdaq delisting notice from the staff of the Listing Qualifications Department of the Nasdaq Stock Market regarding non-compliance with Listing Rule 5450(a)(2), which requires you to have at least 400 total holders for continued listing on the
       Nasdaq Global Market. Please revise your disclosure in the summary and risk factors sections of the filing to describe the Nasdaq notice, your plans for regaining compliance, and consequences of delisting. In addition, provide an update on the status of this notice and the status of any hearing related to the notice. Finally, add a
 January 13, 2025
Page 2

       separately captioned risk factor to describe the notice and the material risks to investors.
Financial Statement Presentation, page 4

2. Please revise your disclosure on page 4 to appropriately reflect that financial statements of PubCo have been included in the proxy statement/prospectus.
Summary of the Proxy Statement/Prospectus
Redemption Rights, page 47

3. We note your response to prior comment 2 and your revised disclosure describing the shareholders' redemption rights. Please further expand your discussion to describe the rights of non-redeeming shareholders and the events that permit for redemption, such as extensions of deadlines to consummate the merger or other events. Unaudited Pro Forma Condensed Combined Financial Information, page 83

4. We note your disclosure on page 84 that the combined company will adopt December
       31 as its fiscal year end. We also note your disclosure beginning on page F-57
       indicating that HCYC Holding Company (   PubCo   ) has a fiscal year end
of March
       31, and your disclosure on page 69 that PubCo will be required to include a report from management on the effectiveness of its internal control over financial reporting in its annual report on Form 20-F beginning with the annual report for the fiscal year ending March 31, 2025. Please revise your disclosure as appropriate to clarify the
       fiscal year end for both HCYC Holding Company (   PubCo   ) and for the
combined
       company post-closing.
5. Please revise your disclosure on page 83 to reflect the fact that the unaudited pro forma condensed combined financial statements have been prepared using, and should
       be read in conjunction with, HCYC Holding Company   s (   PubCo   )
financial
       statements, included elsewhere in the proxy, in addition to the financial statements of
       AlphaTime Acquisition Corp (   ATMC   ) and HCYC Group Company Limited
       (   HCYC   ).
The Business Combination Proposal
Assumptions and Basis for the Projected Financial Metrics Table, page 118

6. We note your response to prior comment 4 and your disclosure that HCYC's management team considered various material assumptions, including but not limited
       to those listed on page 118. We also note your revised disclosure that HCYC has assumed significantly increased revenue growth rates during each of the fiscal years ended March 31, 2025 through March 31, 2028. Please quantify the assumed increases in revenue growth rates for each of the fiscal years and disclose if you are on
       track to achieve the March 31, 2025 assumed revenue growth rate.
7. We note your response to prior comment 5. Please refer to your disclosure on page
       118 and remove the following disclaimers:
           "shareholders are strongly cautioned not to place undue reliance, if any, on the
          HCYC Management Projections, and not to rely on these projections in making any decision regarding the Business Combination;" and January 13, 2025
Page 3

             "the inclusion of the HCYC Management Projections in this proxy statement/prospectus should not be regarded as an indication that
HCYC or its
           representatives considered or currently consider the projections to be a reliable prediction of future events, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on these projections."
8. We note that in addition to the projected revenue growth rates, you listed some quantifiable assumptions, such as (1) obtaining operating funds, (2) "time and cost to acquire clients," (3) customer growth base and retention, (4) profit forecasts including sales volume, gross margin, cost of revenue, expense levels and tax levels, and (5)
       administration and operating costs. Please revise to quantify the above-mentioned assumptions the HCYC management made or tell us why you are unable to dos so.
Report of Independent Registered Public Accounting Firm, page F-56

9.     We note your response to comment 7. In your next amendment, please provide
       audited financial statements for the registrant, HCYC Holding Company,
       accompanied by a signed independent accountants    report. Please also
provide the
       disclosure required by Item 509 of Regulation S-K related to HCYC
Holding
       Company   s audited financial statements in the Experts section on page
197 and a
       consent from HCYC Holding Company   s auditor.
       Please contact Lory Empie at 202-551-3714 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Michael J. Blankenship, Esq.